Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

January 30, 2020

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 1
File No. 333-231487

Dear Mr. Zapata:

This letter is in response to your voicemail of January 29, 2020 where you requested that we include in the supplement language explaining that participation rates may vary based on market conditions. Similar language will be added to the underlying prospectus.

We intend to file another post-effective amendment on February 6, and that filing will include a request to accelerate the effective date to February 7. Please call me at 860-466-1222 with any questions or additional comments.
Sincerely,
Scott C. Durocher

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln Life Variable Annuity Account N
Lincoln Level Advantage® B-Share Indexed Variable Annuity
Lincoln Level Advantage® Advisory Indexed Variable Annuity
Lincoln Level Advantage® Design B-Share Indexed Variable Annuity
Lincoln Level Advantage® Design Advisory Indexed Variable Annuity

Supplement dated February 7, 2020

This supplement to your Lincoln Level Advantage® Indexed Variable Annuity prospectus describes the addition of new investment options. It is for informational purposes and requires no action on your part. All other provisions in your prospectus remain unchanged.
OVERVIEW
Two new Indexed Accounts will be available on new contracts beginning February 18, 2020 (April 6, 2020 for existing contracts). These accounts will each offer a 3-year Indexed Term, a 10% Protection Level, and a participation crediting strategy. The 3-Year Indexed Accounts with Participation Rates do not have Annual Locks. If the Performance Rate of the index you select is positive, your Indexed Segment will be credited with a percentage of that positive performance based on the Participation Rate for the Indexed Segment. The Participation Rate is declared at the beginning of the Indexed Term. The Participation Rate will not change during the Indexed Term, but we may declare a different Participation Rate, which can be higher or lower depending on market conditions , for subsequent terms.
DESCRIPTION OF CHANGES
The following Indexed Accounts are available:

3-Year Indexed Accounts with Participation Rate
•	S&P 500 Participation, 10% Protection
•	Capital Strength Net Fee IndexSM Participation, 10% Protection
As a result, the following discussion describes changes that are incorporated into the specified sections of your prospectus.
Special Terms – The following changes are made to the Special Terms section:
The following term is added:
Participation Rate –The Participation Rate used to determine the Performance Rate for an Indexed Segment at the end of an Indexed Term for any positive index performance. A different Participation Rate may be declared for each Indexed Segment and for each Death Benefit type.
The following term is revised:
Performance Rate – A rate of return for an Indexed Segment based on the performance of an Index over a period of time adjusted for the Protection Level, and subject to either the Performance Cap or Participation Rate depending on the Indexed Segment.
Risk Factors – In addition to those Risk Factors outlined in Risks of Investing in the Indexed Accounts section, the following potential risks are associated with Indexed Accounts with Participation and are added to the Risks of Investing in the Indexed Accounts section.

1.
Gains in your Indexed Segment are limited by any applicable Participation Rate. If the Participation Rate is less than 100%, the increase in your Segment Value will never reflect the entire corresponding rise in the applicable Index over the Indexed Term. The Participation Rate exists for the full term of the Indexed Segment. The Participation Rate may be lower for contracts with the Guarantee of Principal Death Benefit. Participation Rates for new Segments will be declared 5 business days in advance of the beginning of a Segment.

2.
The available Indexed Accounts with applicable Participation Rates and Protection Levels will vary over time. Before investing in a new Indexed Segment, you should determine exactly what Indexed Account, Participation Rates, and Protection Levels are available to you. There is no guarantee that an Indexed Account will be available in the future. The Participation Rate for a new Segment may be lower than the current Rate. You risk the possibility that a declared Participation Rate may be lower than you would find acceptable, so you should make sure the Segment you select is appropriate for your investment goals.

3.
If we do not receive investment instructions from you by the end of an Indexed Term, we will invest your Segment Maturity Value in a new Indexed Segment with the same term, Index, and Protection Level, if available. The Participation Rate in effect at the time for new Indexed Segments will apply. If the same type of Indexed Segment is not available, your Segment Maturity Value will be moved to the LVIP PIMCO Low Duration Bond Fund. If your Contract Value has been invested in a new Segment and you wish to withdraw your investment, the Contract Value for that Segment will equal the Interim Value.

The following information is added to the Investments of the Indexed Accounts section:
The following is added to the list of available Indexed Accounts:
3-Year Indexed Accounts
•	S&P 500 Participation, 10% Protection
•	Capital Strength Net Fee IndexSM Participation, 10% Protection
Indexed Term – Indexed Terms of 3 years are available for the new Indexed Accounts with Participation Rate. If you choose to allocate your Purchase Payments to Indexed Accounts, all Indexed Segments of the Indexed Accounts to which you allocate Purchase Payments, including future Segments, must begin on the same Indexed Anniversary Date. The Indexed Anniversary Date is the yearly anniversary of the Start Date of your initial allocation to an Indexed Account.  For example, if you select a 3-Year Indexed Account, two years later, you may start a Segment of a 1-Year Indexed Account, as long as the 1-Year Segment begins on the Indexed Anniversary Date for your contract. If you have more than one Segment of a 3-Year Indexed Account in effect at any time, these Segments must have the same Start Date and End Date.
Participation Rates – The Participation Rate represents the proportion of the index performance that is reflected in the value of the Indexed Segment. The Participation Rate may be equal to, or greater or less than 100, and may vary depending on the Death Benefit option, the Index, and the Protection Level you select. The Participation Rate will not change during the Indexed Term.
The initial Participation Rate applies to the initial Indexed Term. Indexed Segments with a Guarantee of Principal Death Benefit may have lower Participation Rates than Indexed Segments with the Account Value Death Benefit. The Company will declare, at its discretion, a Participation Rate for each subsequent Indexed Term.
Depending on market conditions, s ubsequent Participation Rates may be higher or lower than the initial Participation Rate. Subsequent Participation Rates may differ from the Participation Rate used for new contracts or for other contracts issued at different times. The Company will determine new Participation Rates on a basis that does not discriminate unfairly within any class of contracts.
Indexed Segments with Participation and Without Annual Locks – The Performance Rate is the percentage change in the Index Value from the Start Date to the End date, adjusted by the Protection Level and Participation Rate. The Performance Rate can be positive, negative, or zero. The percentage change in the Index Value is calculated by subtracting the Index Value on the Start Date from the Index Value on the End Date. The difference is divided by the Index Value on the Start Date. The daily Index Value is posted on the index’s website. If an Index Value is not published for a particular day, we will use the Index Value at the close of the next Valuation Date the index is published.
If the percentage change of the Index Value from the Start Date to the End Date is positive, then the Performance Rate equals the Participation Rate multiplied by the Performance Rate. If the percentage change is negative but is absorbed by the Protection Level percentage, the Performance Rate equals zero. If the percentage change is negative, and is greater than the Protection Level percentage, the Performance Rate is equal to the percentage change in excess of the Protection Level.
The amount credited to or deducted from the Indexed Segment is equal to the Performance Rate times the Indexed Crediting Base on the End Date. This will be used to determine the Segment Maturity Value as set forth below. The Indexed Crediting Base is the amount you allocated to the Indexed Segment, less any transfers and withdrawals during the Indexed Term deducted proportionately by the amount that the transfer or withdrawal reduced the Interim Value. Withdrawals include any applicable surrender charge, premium tax or rider charge deductions. If the Performance Rate is positive, the value of your Indexed Segment will increase. If the Performance Rate is negative (after calculation including the Protection Level), the value of your Indexed Segment is reduced. If the Performance Rate is zero, the value of your Indexed Segment will not change. The Segment Maturity Value on the End Date is equal to the sum of A plus (A times B) where:
A = the Indexed Crediting Base on the End Date and
B = the Performance Rate.
For example:
Indexed Term Segment Start Date = 1/8/2019
Indexed Account = 3-Year with 115% Participation Rate
Indexed Value at Beginning of Term = 1569
Allocation to Indexed Segment = $100,000
Indexed Crediting Base: $100,000

Indexed Segment Anniversary	Index Value	Index % Change	Account Performance Rate (adjusted for Participation Rate)	Account Value
1/8/2020	1679	-	-	-
1/8/2021	1780	-	-	-
1/8/2022	1883	+20%	+20% * (115%) = 23%	$123,000

The following examples demonstrate how the Interim Value is calculated in different scenarios for Indexed Segments with Participation without Annual Locks.

	3 Year	3 Year
Indexed Term length ………………………………………………………….	36 months	36 months
Months since Indexed Term Start Date …………………………………….	33	15
Indexed Crediting Base ………………………………………………………	$1,000	$1,000
Protection Level ……………………………………………………………….	10%	10%
Participation Rate ……………………………………………………………..	104%	104%
Months to End Date …………………………………………………………..	3	21

Change in Index Value is -30%	3 Year	3 Year
1. Fair Value of Hypothetical Fixed Instrument ……………………………	$995	$968
2. Fair Value of Hypothetical Derivatives …………………………………..	$(199)	$(197)
3. Sum of 1 + 2 ………………………………………………………………..	$796	$771
4. Application of pro-rated Participation Rate …..……………………..	$1,000	$1,000
Account Interim Value = Minimum of 3 and 4 ……………………………..	$796	$771

Change in Index Value is -10%	3 Year	3 Year
1. Fair Value of Hypothetical Fixed Instrument ……………………………	$995	$968
2. Fair Value of Hypothetical Derivatives …………………………………..	$(23)	$(46)
3. Sum of 1 + 2 ………………………………………………………………..	$972	$922
4. Application of pro-rated Participation Rate ………………………..	$1,000	$1,000
Account Interim Value = Minimum of 3 and 4 ……………………………..	$972	$922

Change in Index Value is 20%	3 Year	3 Year
1. Fair Value of Hypothetical Fixed Instrument ……………………………	$995	$968
2. Fair Value of Hypothetical Derivatives …………………………………..	$209	$220
3. Sum of 1 + 2 ………………………………………………………………..	$1,204	$1,188
4. Application of pro-rated Participation Rate ………………………..	$1,207	$1,203
Account Interim Value = Minimum of 3 and 4 ……………………………..	$1,204	$1,188

Change in Index Value is 40%	3 Year	3 Year
1. Fair Value of Hypothetical Fixed Instrument ……………………………	$995	$968
2. Fair Value of Hypothetical Derivatives …………………………………..	$414	$414
3. Sum of 1 + 2 ………………………………………………………………..	$1,409	$1,382
4. Application of pro-rated Participation Rate ………………………..	$1,414	$1,406
Account Interim Value = Minimum of 3 and 4 ……………………………..	$1,409	$1,382

Interim Value – The Participation Rate will impact the amount credited to an Indexed Account at the end of the Indexed Term if the percentage change in the Index Value is positive. Because the Participation Rate factors into the amount credited at the end of an Indexed Term only if Index performance is positive, it does not either increase or decrease the amount of a negative credit at the end of an Indexed Term.
The Contracts – Allocation of Purchase Payments – Allocation to Indexed Accounts.  The second paragraph is updated as follows: The rate hold will provide the Participation Rate and Protection Level for your elected Indexed Accounts that were in effect on the date your application was received at the Home Office for any Purchase Payments allocated to the Indexed Accounts that are received within 30 days from that date.

The following information is added to Appendix B of your prospectus.

Interim Value for Indexed Segments with Participation and No Annual Locks

The Interim Value of an Indexed Account is equal to the lesser of (A) or (B) where:

(A)	is the sum of (1) and (2), where:
(1)	is the fair value of the Crediting Base of an Indexed Segment on the Valuation Date the Interim Value is calculated. It is determined for an Indexed Segment as C multiplied by (1+D)-E where:
C = the Crediting Base of the Indexed Segment on the Valuation Date of the calculation;
D = the Reference Rate;
E = the total days remaining in the Term divided by 365
(2)	is the fair value of hypothetical replicating portfolio of options, determined solely by Us, on any Valuation Date that the Interim Value is calculated for an Indexed Segment.

(B)	is F multiplied by (1 + G x H), where:
F = the Crediting Base of the Indexed Segment on the Valuation Date of the calculation;
G = the greater of 0 and the Index performance for the Indexed Segment as determined on the Valuation Date the Interim Value is calculated;
H = the pro-rated Participation Rate for the Indexed Segment, where if the Participation Rate is:
i.
greater than 100%, the proportional Participation Rate is determined as the sum of 1 and (the Participation Rate for the Indexed Segment minus 1) multiplied by the (total number of days elapsed in the Indexed Term divided by the total number of days in the Indexed Term); OR

ii.	less than or equal to 100%, the proportional Participation Rate is the actual Participation Rate of the Indexed Segment.

Fair Value of Replicating Portfolio of Options – The second paragraph of this section is restated as follows: For each Segment, we solely designate and value options, each of which is tied to the performance of the Index associated with the Segment in which you are invested. We use derivatives to provide an estimate of the gain or loss on the Indexed Crediting Base that could have occurred at the end of the Indexed Term. This estimate also reflects the impact of the Performance Cap, Participation Rate, and Protection Level at the end of the Indexed Term as well as the estimated cost of exiting the replicating options prior to the End Date of a Segment (and the time to Index Anniversaries for Annual Lock Segments). The valuation of the options is based on standard methods for valuing derivatives and based on inputs from third party vendors. The methodology used to value these options is determined solely by us and may vary, higher or lower, from other estimated valuations or the actual selling price of identical derivatives. Any variance between our estimated fair value price and other estimated or actual prices may be different from Segment type to Segment type and may also change from day to day.

The fifth paragraph of this section is restated as follows: For non-Annual Lock Segments with Performance Cap Rates, the replicating portfolio of options is equal to: A minus B minus C.  For each Segment with Participation Rate and No Annual Locks, the replicating portfolio of options is equal to: A multiplied by the Participation Rate minus C.  For each Annual Lock Segment, we designate and value a replicating (derivative) structure which is tied to the compounded performance for each year of the Annual Lock Segment. The market standard model is adjusted by us to account for additional market risks relevant to the Annual Lock Segment.